U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 4/A
                  Statement of Changes in Beneficial Ownership

                Filed pursuant to Section 16(a) of the Securities
            Exchange Act of 1934, Section 17(a) of the Public Utility
         Holding Company Act of 1935 or Section 30(f) of the Investment
                               Company Act of 1940


___ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1.       Name and Address of Reporting Person

         Gioacchino De Chirico
         c/o Immucor Italia S.r.l.
         Via Sporting Mirasole No. r
         Noverasco Di Opera, Italy

2.       Issuer Name and Ticker or Trading Symbol

         Immucor, Inc. / BLUD

3.       IRS or Social Security Number of Reporting Person (Voluntary)

         N/A

4.       Statement for Month/Year

         5/02

5.       If Amendment, Date of Original (Month/Year)

         5/02

6.       Relationship of Reporting Person to Issuer (check all applicable)

         X        Director
         X        Officer (give title below)
                  10% Owner
                  Other (specify below)

         Director of European Operations and President of Immucor Italia S.r.l.

TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security   (Instr.3)

         Common Stock, $ .10 par value
2.

Transaction Date (Month/Day/Year)

         A.                      5/6/02
         B.                      5/6/02
         C.                      5/7/02
         D.                      5/7/02
         E.                      5/13/02
         F.                      5/13/02
         G.                      5/13/02
         H.                      5/13/02
         I.                      5/13/02
         J.                      5/13/02
         K.                      5/13/02
         L.                      5/14/02
         M.                      5/14/02
         N.                      5/14/02
         O.                      5/14/02
         P.                      5/14/02
         Q.                      5/14/02
         R.                      5/14/02
         S.                      5/14/02
         T.                      5/14/02
         U.                      5/14/02
         V.                      5/15/02
         W.                      5/15/02
         X.                      5/15/02
         Y.                      5/15/02
         Z.                      5/15/02
        AA.                      5/15/02
        BB.                      5/15/02
        CC.                      5/15/02
        DD.                      5/15/02
        EE.                      5/15/02
        FF.                      5/15/02
        GG.                      5/15/02
        HH.                      5/15/02
        II.                      5/15/02
        JJ.                      5/02/02
        KK.                      5/02/02
        LL.                      5/02/02

3.       Transaction Code (Instr. 8)

         A.                         T
         B.                         T
         C.                         T
         D.                         T
         E.                         T
         F.                         T
         G.                         T
         H.                         T
         I.                         T
         J.                         T
         K.                         T
         L.                         T
         M.                         T
         N.                         T
         O.                         T
         P.                         T
         Q.                         T
         R.                         T
         S.                         T
         T.                         T
         U.                         T
         V.                         T
         W.                         T
         X.                         T
         Y.                         T
         Z.                         T
        AA.                         T
        BB.                         T
        CC.                         T
        DD.                         T
        EE.                         T
        FF.                         T
        GG.                         T
        HH.                         T
        II.                         T
        JJ.                         T
        KK.                         T
        LL.                         T

4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)




                   Amount       (A) or (D)       Price

           A.       3,000           A            $ 6.00
           B.       3,000           D           $ 15.00
           C.       6,000           A            $ 6.00
           D.       6,000           D           $ 15.00
           E.      21,000           A            $ 6.00
           F.       3,000           D           $ 15.00
           G.       2,000           D           $ 15.20
           H.       1,000           D          $ 15.2004
           I.       9,000           D           $ 16.00
           J.       3,000           D           $ 15.50
           K.       3,000           D           $ 15.75
           L.      10,000           A            $ 6.00
           M.       1,700           D           $ 16.23
           N.        100            D           $ 16.24
           O.       1,100           D           $ 16.25
           P.        200            D           $ 16.27
           Q.        500            D           $ 16.32
           R.        300            D           $ 16.34
           S.        100            D           $ 16.44
           T.       1,000           D          $ 16.4416
           U.       5,000           D           $ 16.75
           V.      20,000           A            $ 6.00
           W.       3,700           D           $ 17.00
           X.        200            D           $ 17.13
           Y.       1,000           D           $ 17.14
           Z.       5,600           D           $ 17.15
           AA.      2,000           D           $ 17.20
           BB.      . 300           D           $ 17.32
           CC.      4,200           D           $ 17.33
           DD.      1,000           D          $ 17.3305
           EE.       300            D           $ 17.35
           FF.      1,000           D           $17.3503
           GG.      . 300           D           $ 17.36
           HH.       300            D           $ 17.37
           II.       100            D           $ 17.40
           JJ.      1,000           D          $ 15.0713
           KK.      1,000           D           $ 15.35
           LL.      1,000           D          $ 15.3515

5.    Amount of Securities          6.  Ownership Form:  7.  Nature of Indirect
      Beneficially Owned at              Direct (D) or     Beneficial Ownership
        End of Month                      Indirect (I)           (Instr. 4)
      (Instr. 3 and 4)                     (Instr. 4)

        3,000     as previously reported          D                    NA
       (3,000)    disposed during month
      -------
           0      balance owned at end of month


TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)

         Stock Option - Right to buy

2.       Conversion or Exercise Price of Derivative Security

         $6.00

3.       Transaction Date (Month/Day/Year)

         5/6/02

4.       Transaction Code (Instr. 8)

         T

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

         Options as previously reported     205,000
                           (A)                       (D)
                  i        NA                        15,000
                  ii       NA                        45,000

6.       Date Exercisable and Expiration Date (Month/Day/Year)

                           Date Exercisable          Expiration Date
                  i        1/5/96                             1/5/04
                  ii       1/2/97                             1/2/05

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)

                           Title                     Amount or Number of Shares
                           NA                                 NA

8.       Price of Derivative Security (Instr. 5)

                  NA

9.       Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)

         205,000           (as previously reported)
          60,000           derivative securities disposed
        ---------
         145,000           Total owned at end of month

10.      Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
         (Instr. 4)

         D

11.      Nature of Indirect Beneficial Ownership (Instr. 4)

         NA

Explanation of Responses:




/s/Gioacchino De Chirico, by Steven C. Ramsey as Power of Attorney
------------------------------------------------------------------
Signature of Reporting Person

6/10/02
Date